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08025435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

SEC FILE NUMBER
8- 66690

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Reserve Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Public Square, Suite 3750
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Goodill, William E. 216.574.2100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G Financial Services, Inc.
(Name – if individual, state last, first, middle name)

301 Springside Drive	Akron	Ohio	44333
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3B

OATH OR AFFIRMATION

I, William E. Goodill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Reserve Partners LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director & Chief Operating Officer

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

MELANIE D. AVIS
Notary Public, State of Ohio
My Commission Exp. April 25, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN RESERVE PARTNERS LLC

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT AUDITORS' 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-10

SUPPLEMENTAL INFORMATION

Computation of Net Capital Pursuant to Rule 15c3-1 11

Statement Regarding Rule 15c3-3 12

SUPPLEMENTARY REPORT

Independent Auditors' Supplementary Report on Internal Control 13-14

SS&G Financial Services
Certified Public Accountants & Advisers

REPORT OF INDEPENDENT AUDITORS'

Akron Office
301 Springside Drive
Akron, Ohio 44333
(330) 668-9696
fax (330) 668-2538
www.SSandG.com

To the Members of
Western Reserve Partners LLC

We have audited the accompanying statement of financial condition of Western Reserve Partners LLC as of December 31, 2007, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Partners LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SS+G Financial Services

CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2008
Akron, Ohio

WESTERN RESERVE PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2007
ASSETS	
Cash	$ 5,421,928
Accounts receivable	663,096
Prepaid and other current assets	31,836
Investments	1,281,963
Property and equipment at cost, less accumulated depreciation of $110,944	244,642
Long-term receivable - related party	7,600
Other assets	7,914
	$ 7,658,979
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable	$ 1,118
Accrued expenses	426,555
Accrued payroll	817,323
Deferred revenue	129,167
Deferred rent	80,316
TOTAL LIABILITIES	1,454,479
MEMBERS' EQUITY	6,204,500
	$ 7,658,979

See accompanying notes to financial statements.

WESTERN RESERVE PARTNERS LLC

STATEMENT OF INCOME

	FOR THE YEAR ENDED DECEMBER 31, 2007
REVENUES	
Fees	$ 10,376,366
Interest income	201,520
Other income	41,000
TOTAL REVENUES	10,618,886
EXPENSES	
Employee compensation and benefits	2,034,103
Management fees	2,650,000
Referral and other client expenses	803,147
Occupancy and depreciation	260,477
Legal and professional fees	205,237
Dues and subscriptions	140,077
Communications and data processing	134,820
Other expenses	128,953
Repairs and maintenance	50,621
TOTAL EXPENSES	6,407,435
INCOME BEFORE INCOME TAXES	4,211,451
CITY INCOME TAXES	85,079
NET INCOME	$ 4,126,372

See accompanying notes to financial statements.

WESTERN RESERVE PARTNERS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Members' Equity			
	Common Units	Class A Units	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2006	$ 3,372,447	$ 2,040,081	$ 97,551	$ 5,510,079
Comprehensive income:				
Net income	3,576,327	550,045	-	4,126,372
Other comprehensive loss:				
Unrealized losses on available for sale securities	-	-	(173,290)	(173,290)
Total comprehensive income				3,953,082
Distributions	(2,805,825)	(452,836)	-	(3,258,661)
Balance at December 31, 2007	$ 4,142,949	$ 2,137,290	$ (75,739)	$ 6,204,500

See accompanying notes to financial statements.

WESTERN RESERVE PARTNERS LLC

STATEMENT OF CASH FLOWS

INCREASE (DECREASE) IN CASH

	FOR THE YEAR ENDED DECEMBER 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 4,126,372
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	55,461
Loss on sale/disposal of property and equipment	35,845
Investment received in lieu of cash	(702,500)
Cash provided (used) by:	
Accounts receivable	1,210,183
Prepaid and other current assets	5,584
Accounts payable	247
Accrued expenses	170,986
Deferred revenue	72,500
Deferred rent	52,677
NET CASH PROVIDED BY OPERATING ACTIVITIES	5,027,355
CASH FLOWS FROM INVESTING ACTIVITIES	
Investments	(356,867)
Proceeds from sale of property and equipment	450
Capital expenditures	(194,818)
NET CASH USED BY INVESTING ACTIVITIES	(551,235)
CASH FLOWS FROM FINANCING ACTIVITIES	
Cash distributions	(3,258,661)
NET CASH USED BY FINANCING ACTIVITIES	(3,258,661)
NET INCREASE IN CASH	1,217,459
Cash at beginning of year	4,204,469
Cash at end of year	$ 5,421,928
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for income taxes	$ 114,079

See accompanying notes to financial statements.

NOTE A – Organization and nature of business

Western Reserve Partners LLC (the "Company") provides customized investment banking solutions for middle market companies. The Company is a limited liability company organized under the laws of Ohio and was incorporated on June 14, 2004. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA).

WRP Management, Inc. (WRP), a related party through common ownership of the common member, is the Manager of the Company. WRP provides management services to the Company for which it earns a fee as defined in the agreements. During 2007, the Company paid to WRP management fees totaling $2,650,000.

NOTE B – Summary of significant accounting policies

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting.

Revenue recognition
The Company's services are provided in accordance with signed contracts. The fees for the engagements are stated within the contracts and typically include both advance fees and success fees. The Company recognizes revenues from advance fees proportionally over the estimated life of the services. The success fees, which are typically contingent in nature, are recognized as revenue upon fulfillment of the services set forth in the contracts.

Concentration of credit risk
The Company maintains its cash balances in one financial institution located in Cleveland, Ohio. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

The Company's three largest customers accounted for approximately 41% of net revenue for the year ended December 31, 2007. The Company performs periodic credit evaluations of its customers' financial condition but generally does not require collateral. There have been no credit losses to date.

As of December 31, 2007, the Company had no other significant concentrations of risk.

Accounts receivable
The Company reports trade receivables at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against an existing allowance account or against earnings.

NOTE B – Summary of significant accounting policies, continued

Investments
The Company is invited from time to time to participate in investments resulting from transactions it helps complete. Any new investment opportunity is reviewed and approved by management prior to investing. Typically, these investments are private placement offerings and carried at cost.

The Company also received shares of DPAC common stock as partial payment for services rendered during 2006. These shares have been classified as available-for-sale and are carried at fair market value, with unrealized holding gains and losses included in other comprehensive income.

Other Comprehensive income
Other comprehensive income refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to members' equity. Accumulated other comprehensive income at December 31, 2007 consisted entirely of unrealized losses on the Company's available-for-sale securities.

Property and equipment
Property and equipment consisted of the following at December 31, 2007:

Automobile	$ 18,508
Furniture and fixtures	103,532
Office equipment	199,574
Leasehold improvements	33,972
	355,586
Less accumulated depreciation	110,944
	$ 244,642

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 5 years for automobiles, 7 years for furniture and fixtures, 3 or 5 years for computer equipment, and 10 years for leasehold improvements.

Allocation of profits and losses
Profits and losses of the Company, with the exception of special allocations, are essentially allocated to each member based on the ratio of their Common or Class A units to the total number of outstanding units, inclusive of both Common and Class A units.

Income taxes
The Company, with the consent of its members, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the

NOTE B – Summary of significant accounting policies, continued

Income taxes, continued

company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C – Membership interests

The Class A units issued contain a put option as defined in the Operating Agreement. This put option provides each Class A unit holder the one-time option, on May 31, 2008, to sell to the Company and require the Company to purchase and redeem such interests from the Class A unit holder at a specified price. The put option price is defined in the Operating Agreement as the greater of the holder's proportionate ownership share of the appraised value of the Company or the face value of the Class A unit plus an amount that will yield to the unit holder a 5% internal rate of return.

The Operating Agreement also contains a call option provision whereby the Company can purchase and redeem some or all of the Class A units on June 30, 2008. The call option price is the greater of the unit holders' ownership share of the appraised value of the Company or face value plus a 15% internal rate of return.

NOTE D – Investments

In addition to its initial stake in BC Investment Partners LLC, the Company made several more investments in private offerings throughout 2007. In March, the Company completed the sale of Arnco Corporation and invested $300,000 of its fee in an offering of A-D Conduit Holdings LLC. In May, BC Investment Partners acquired MAI Wealth Advisors LLC and the Company invested all of its fee and additional cash required to maintain its 12% ownership share in the surviving entity. In August, the Company invested $250,000 of its fee from the sale of Cimarron Central, LLC in an offering of Linx-Cimarron Energy Co-Invest, LLC. Lastly, in November the Company invested $163,500 of cash in an offering of InkStop, Inc. for which the Company acted as placement agent/advisor. As of December 31, 2007, the Company held (at cost) investments in private offerings totaling $1,246,867.

The Company also holds common stock in DPAC Technologies Corp (ticker: DPAC) which it has owned since 2006. These shares are classified as available-for-sale and carried at fair market value.

NOTE D – Investments, continued

The following is a summary of available-for-sale securities at December 31, 2007:

Description of Assets	Cost	Gross Unrealized Loss	Fair Value
DPAC Common Stock	$ 110,835	$ (75,739)	$ 35,096

Unrealized net holding losses on available-for-sale securities included as a separate component of members' equity totaled $75,739 at December 31, 2007.

NOTE E – Lease commitments

In 2007, the Company relocated its office facilities within the same building. The terms of its office space lease agreement were amended and extended until April 30, 2014. Total rental expense related to the old and new leases was $205,017 in 2007.

As part of normal operations, the Company has other operating leases related to office equipment. Total rental expense related to these leases was $5,968 in 2007.

Future minimum lease payments under the office space lease and the other operating leases as of December 31, 2007 are as follows:

2008	$ 214,084
2009	238,680
2010	265,404
2011	269,000
2012	274,890
Thereafter	375,029
	$1,637,087

The office space lease agreement provides for escalating rent payments at various times during the lease term. Generally accepted accounting principles require that rent be recorded on a straight-line basis over the life of the lease. Accordingly, rent expense was increased by $52,677 in 2007 to reflect rent expense on the straight-line basis. An aggregate difference of $80,316 at December 31, 2007 has been recorded on the statement of financial condition relating to the difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis.

NOTE F – Profit sharing plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Employees may elect to contribute pre-tax a portion of their pay up to limits established by the IRS. The Company is required to contribute 3% of the employees' base salary, regardless of the individual's participation. Profit sharing contributions to the plan are discretionary and determined by management based on the firm's financial performance in the calendar year. Total contributions to the plan were $74,317 for the year ended December 31, 2007.

NOTE G – Net capital requirements

As a member organization of the FINRA, the Company is subject to the Uniform Net Capital rule 15c3-1 adopted by the SEC and administered by the FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2007 was $96,965. At December 31, 2007, the Company's net capital was $3,967,449 and exceeded the minimum net capital requirement by $3,870,484. The Company's ratio of aggregate indebtedness at December 31, 2006 was 0.37 to 1.

Supplemental Information

WESTERN RESERVE PARTNERS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

Total Members' Equity from Statement of Financial Condition	$ 6,204,500
Nonallowable assets:	
Accounts receivable	663,096
Investments at cost	1,246,867
Long-term receivable – related party	7,600
Property and equipment-net of depreciation	244,642
Other assets	39,750
Total nonallowable assets	2,201,955
Haircuts on securities	35,096
Net Capital	$ 3,967,449
Net capital requirement (6 2/3% of aggregate indebtedness)	$ 96,965
Excess net capital	$ 3,870,484
Total aggregate indebtedness	$ 1,454,479
Percentage of aggregate indebtedness to net capital	37%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2007.

WESTERN RESERVE PARTNERS LLC

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2007

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Report

SS&G Financial Services
Certified Public Accountants & Advisers

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Akron Office
301 Springside Drive
Akron, Ohio 44333
(330) 668-9696
fax (330) 668-2538
www.SSandG.com

To the Members of
Western Reserve Partners LLC

In planning and performing our audit of the financial statements of Western Reserve Partners LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS&G Financial Services
Certified Public Accountants & Advisors
www.SSandG.com

SS+G Financial Services

CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2008
Akron, Ohio

END